UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or
☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:	September 30, 2019

Opening Night Enterprises LLC
(Exact name of issuer as specified in its charter)

California	81-473-7793
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

80 W Sierra Madre Blvd., Suite 141, Sierra Madre, CA. 91024
(Full mailing address of principal executive offices)

626-355-1049
(Issuer’s telephone number, including area code)

1

Table of Contents

Semi-Annual Report	3
Item 1. Management Discussion and Analysis.	3
Item 2. Other Information.	8
Item 3. Financial Statements.	9
Item 4. Exhibits.	18
SIGNATURES.	19

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Semi-Annual Report

In this Form 1-SA - Semiannual Report Pursuant To Regulation A (“Semiannual Report” or “Form 1-SA”), unless otherwise noted or the context indicates otherwise, the “we”, “us”, “our”, “Company” refers to Opening Night Enterprises, LLC.

The information contained herein is dated as of September 30, 2019 unless otherwise stated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TO THE EXTENT THAT THIS SECTION CONTAINS ANY REFERENCES AND/OR COMPARISONS TO ANY PREVIOUSLY RELEASED TELEVISION PROGRAMS. MUSICALS OR OTHER STAGE PRODUCTIONS AND/OR THEIR PERFORMANCES, SAID COMPARISONS HAVE BEEN PROVIDED STRICTLY FOR PURPOSES OF ILLUSTRATION AND COMPARISON AND SHOULD NOT BE RELIED ON BY THE READERS AS GUARANTEES OF RESULTS FOR EITHER THE SERIES OR ANY OF THE MUSICALS.  ANY PREDICTIONS OR ASSUMPTIONS MADE OR IMPLIED BELOW AND ANY COMPARISONS DRAWN BETWEEN THE SERIES AND/OR ANY MUSICAL AND ANY OTHER TELEVISION PROGRAM, MUSICAL, THEATRICAL PRODUCTION OR SCENARIO SURROUNDING EITHER OF THEM, ARE MERELY PREDICTIONS AND MAY ENGENDER BIASES IN FAVOR OF THE SERIES OR MUSICALS’ PERFORMANCES WHICH ULTIMATELY PROVE TO BE UNDULY OPTIMISTIC AND/OR INCAPABLE OF SUCCESS AS PREDICTED OR DESCRIBED.  NEITHER THE COMPANY OR THE MANAGERS ARE AFFILIATED IN ANY WAY WITH THE PUBLISHERS OF ANY OF THE INFORMATION REGARDING THE TELEVISION OR THEATER INDUSTRIES AS MAY BE REPORTED HEREIN.

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As of the date of this Offering, the Company is a new business that has been in operation for less than one year, has no physical or other assets or debts other than those mentioned hereinabove at DESCRIPTION OF PROPERTY, if any, and any debts incurred as described in above in USE OF PROCEEDS TO ISSUER at ‘Potential Use of Proceeds to Discharge Company Debts’.  Whether or not the Company will have any business or whether the Company will be able to make any profits as anticipated herein, will depend initially on the ability of the Company to either self-finance production of the Series and then place the Series with a viable U.S. distributor, or alternatively, the ability of the Company to sell the Series to a viable U.S. distributor or co-finance the Series with said distributor.  Thereafter, once the Series is placed with a viable U.S. distributor, the success of the Company’s proposed business operations will hinge on the willingness of that distributor to give the Series a prime time or other desirable time slot (unless the distributor is an SVOD service) such that the Series will be easily accessible to its core potential demographics, which will include families among others who tend to watch television during prime time hours.  Regardless of the Series’ time slot, the success of the Company’s proposed business operations will depend largely on the willingness of the Series’ U.S. distributor to expend money and use its reserved bumpers and ad slots to promote the Series to the public.

Following exhibition of the Series, the Company’s success or failure will be contingent upon the locations, sizes and natures of the theaters that the Musicals ultimately begin exhibiting in and the strength of the Musicals’ casts and directors and the reception of the Musicals by major critics and audiences who will be needed to spread word of mouth.  If the Musicals ultimately play in Broadway theaters, which are able to draw on a massive revolving door of tourists to New York City and local theater enthusiasts all capable of paying premium prices for top shows, then the Company will benefit from the premium prices for tickets and the constant turnover of new audiences, which should allow the shows to continue playing to new audiences for an extended period of time.  If, however, one or more of the Musicals fails to draw audiences in their initial regional theater locations and therefore never progress to Broadway, Off-Broadway or the like and therefore are unable to avail themselves of the benefits of high turnover of potential theatergoers, then it could have a detrimental impact on the duration of a given Musical’s life, as well as on the value of the tickets sold.  Without limiting the foregoing, it should be noted that the Company believes that the Musicals can still enjoy great financial and critical success if they ultimately only play in top-flight regional theaters.  Various regional theaters throughout the U.S. are located in major metropolitan cities, such as Chicago, Boston, San Francisco, Washington D.C., etc. and therefore experience high levels of tourist traffic and fervent communities of arts supporters interested in new theater shows and capable of paying premium ticket prices.

Additional factors that may ultimately impact the long-term returns of the Company include initial box office success of the Musicals, and the impact of that success on foreign market licenses for one or more of the Musicals.  One way that well regarded live stage productions enhance their lifetime earnings is through licenses of the show to foreign territorial productions.  The Company believes that the existence of such opportunities will be greatly enhanced by the promotional benefits to the Musicals provided inherent in their being a part of the Series.  If this popularity translates into big initial box office draws for one or more of the Musicals, then the likelihood of those shows licensing their rights to foreign territories will be greatly improved.

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Plan of Operations:

This Management's Discussion and Analysis should be read in conjunction with the Company's financial condition in conjunction with the Company's unaudited Condensed Consolidated Financial Statements and notes thereto found in F/S section of this circular. As we have yet to begin the fund -raising portion of our project, the liquidity and capitals resources are limited to monies submitted, as needed for legal and financial obligations, to the company account by its managers. We anticipate sources of funding to begin in 2020, once investors are made aware of this investment opportunity.

Following the initial raise of funds, the Company plans on using approximately One Million Two Hundred and Forty Five Thousand Dollars U.S. ($1,245,000) of the Offering proceeds to create the Series’ pilot episode, which it will then use to start soliciting interest from U.S. television networks and other potential distributors and sponsorship partners of the Series.  It should be noted that the $1,245,000 figure cited in the foregoing sentence reflects the Company’s estimated average cost per-episode of producing the Series (see, USE OF PROCEEDS TO ISSUER at ‘TV Production Budget Worksheet’) and therefore may in-fact be lower than the actual cost of producing the pilot.  This is because the production of pilot episodes typically entails creation of certain sets, stages, costumes and other series production overhead items that are then used throughout the life of the television series.

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While the Series’ pilot episode is being completed (i.e. in post production), the Company will draw on an additional sum, estimated at Eight Hundred and Fifteen Thousand Dollars U.S. ($815,000), for the purpose of putting on a private roadshow to raise the necessary balance of the Series’ production funds from private investors in various cities throughout the U.S.  Two of the Company’s Managers, Kristen Chenoweth and Regina Dowling, will take several troupes of performers and the writers of the Musicals on the road to eight major U.S. cities to perform portions of the Musicals in front of live audiences of prospective Investors for the purpose of enticing them to purchase equity Interests in the Company under this Offering.  Additionally, during this same period, the Company will also begin looking into establishing an online and social media presence for the purpose of soliciting potential Investors from beyond the bounds of the more narrowly focused roadshow.  The Company will invest in the creation and maintenance of one or more websites and/or social media accounts and may also look to engage a social media-fundraising consultant to aid in planning its online and social media awareness and fundraising campaigns.

After production of the Series’ pilot is complete, production of the remaining 12 episodes of the Series will occur subject to the influx of additional Offering proceeds deriving from the roadshow and from the Company’s other investor solicitation efforts.  Investors should note that while the Company presently anticipates financing the entirety of the Series itself, in the event that a U.S. network or other major television series distributor wishes to co-finance part of the Series, then Company will consider entering into a co-production arrangement with that party.

The Company anticipates that the initial fundraising, production of the Series’ pilot and subsequent investor roadshow will take approximately three months to complete, though actual timing is contingent on various factors, including the timing of the eventual receipt of initial Offering proceeds by the Company and the ability to use those funds immediately as per the terms of any given Investor’s subscription agreement.  Thereafter, the timetable for producing the remaining 12 episodes of the Series will be entirely contingent upon the availability of production funds.  If all of the necessary production funds were immediately available, then the Company estimates that the production of the entire first season of the Series would take approximately nine months to complete from pre-production, troupe rehearsals through principal photography and post production.  Throughout this period of time during which the Company will be raising funds, producing its pilot and season 1 episodes and soliciting investments, the Company will also be simultaneously soliciting distribution and potentially also sponsorship opportunities for the Series.

Following production of season 1 of the Series, the Company will know which of the proposed six Musicals ultimately won the Series’ competition and the Managers will have had a chance to see each of the six Musicals develop and know which of the six appear to have the best chance of playing to wide audiences in different regional theaters throughout the U.S.  The Company will use the information and the insights gained from and during the Series’ production to determine which regional theaters it will approach to place each of the six Musicals.  The number of Musicals that the Company will ultimately be able to produce will depend on the amount of investments raised hereunder.  The Company estimates that it will need U.S. $30 Million to produce all six Musicals for 12 weeks each (96 runs).  How much the Company ultimately raises, will determine how many of the Musicals it in fact produces.

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In the opinion of the Company, the target ($50 Million) raise of this offering will satisfy the stated purposes and needs of the Company, which is, as stated above and elsewhere herein, to finance development and production of one, thirteen episode, season of the Series, a promotional U.S. roadshow for the Series, Musicals and offering, and to further finance development and production of all six Musicals for initial twelve week (96 show) runs.

We are in the midst of securing six stage musicals for our projects which require legal contracts and obligations to ensure a viable investment. Our plans are to secure those musicals prior to March 1, 2020, so that marketing through social media and other markets, including our website can begin and funds can then be raised so that our initial pilot can be taped and a television distribution contract can be secured.

The proceedings from the offering will satisfy our cash requirements and we anticipate to begin raising funds within the next six months to implement the plan of operations.

Post-Season 1 Outlook:

Subsequent seasons of the Series and their accompanying musicals would be financed separately, through an analogous subsequently formed company, which would own and manage the rights and assets in and to the series for that season and for that season’s musicals in perpetuity.  The Company and its Investors would still continue to receive incomes from exploitation of the Musicals and their rights in perpetuity, those would simply be separate from any such future musicals spawned by future seasons of the Series.  The Company believes that its ongoing business (i.e. the ownership and continued exploitation of the Musicals) would ultimately become self-sustaining, and therefore would not require any future investments to finance operations.  However, to the extent that one or more of the Musicals ultimately proved unprofitable, performances of that/those Musical(s) could simply be halted and the profitable Musicals could go on exploiting their rights.

In addition to incomes received from the Company (i.e. from season 1 of the Series and from exploitation of the season 1 Musicals), the Investor Members would also retain contingent investment opportunities and interests in future seasons of the Series and in the exploitation of their accompanying Musicals (see discussion in, SECURITIES BEING OFFERED at ‘Rights of First Refusal/Anti-Dilution Rights’, below)

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General Industry Trends:

The Broadway box office has been trending up for decades, in terms of not only grosses, but also in terms of attendance, with the past 3 seasons in particular breaking and remaining above the 13 Million people per year mark for the first time (see, statistics from The Broadway League, at https://www.broadwayleague.com/research/statistics-broadway-nyc/, last visited Sept. 15, 2017).  The shows on Broadway have been getting bigger, driving even larger box office grosses from quarter to quarter.  If this trend were somehow reversed during the period that the Company planned on exhibiting its Musicals, then that could potentially affect the projected revenues of those shows.  However, this is unlikely as the popularity of Broadway shows are largely now driven by tourism and it would likely take an event, such as another major terrorist attack on New York City, to temporarily stem the tide of tourists flooding into the City from all corners of the globe.

With the emergence of Live television musical specials and a foray of theatrical releases of classic movie musicals, interest in musicals has never been higher. As a result of these trends the financial benefits have unlimited potential for a positive material effect on the operation.

We are creating a new paradigm of how musicals are promoted, funding is raised and popularity is increased. Where creative individuals with an idea and a musical, can share that on the world stage. All while marketing their show to millions through television and other mediums. Additionally, the musical world plays a larger part in the mainstream culture; creating hundreds of new jobs for talented artists, directors, set designers, costume designers, choreographers, lighting and audio directors, technical staff, ticket sellers, etc., all working in tandem for the benefit of these six shows on stage and off; generating interest upon creatives to write musicals for others to enjoy and participate in.

OTHER INFORMATION

None.

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FINANCIAL STATEMENTS

OPENING NIGHT ENTERPRISES, LLC

INTERIM FINANCIALS

SEPTEMBER 30, 2019

9

OPENING NIGHT ENTERPRISES, LLC

TABLE OF CONTENTS

September 30, 2019

10

OPENING NIGHT ENTERPRISES, LLC BALANCE SHEET

September 30, 2019

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$326

TOTAL ASSETS	$326

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accrued Expenses	$10,423
Income Tax Payable	900

TOTAL LIABILITIES	11,323

MEMBERS' EQUITY	(11,649)

TOTAL LIABILITIES AND MEMBERS' EQUITY	$326

The accompanying notes are an integral part of these financial statements.

No assurance is provided as this is an unaudited financial statement.

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OPENING NIGHT ENTERPRISES, LLC
STATEMENT OF INCOME

Beginning January 1, 2019 and ending September 30, 2019

REVENUES	$-

EXPENSES
General & Administrative	1,368
Professional Fees-Legal	6,852
Professional Fees-Other	2,203

TOTAL EXPENSES	10,423

INCOME (LOSS) BEFORE TAXES	(10,423)

Income Tax Expense	900

NET LOSS	$(11,323)

The accompanying notes are an integral part of these financial statements.

No assurance is provided as this is an unaudited financial statement.

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OPENING NIGHT ENTERPRISES, LLC
STATEMENT OF MEMBERS EQUITY

Beginning January 1, 2019 and ending September 30, 2019

Beginning Balance, January 1, 2019	$(276)

Contributions	11,925

Distributions	-

Net Income (Loss)	(11.323)

Ending Balance, September 30, 2019	$326

The accompanying notes are an integral part of these financial statements.

No assurance is provided as this is an unaudited financial statement.

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OPENING NIGHT ENTERPRISES

LLC STATEMENT OF CASH FLOWS

Beginning January 1, 2019 and ending September 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(11,323)
Adjustments to Reconcile Net Income to Net Cash
Cash Provided (Used) by Changes in
Operating Assets and Liabilities:
Accrued Expenses	10,423
Income Tax Payable	900

CASH USED FOR OPERATING ACTIVITIES	(11,323)

FINANCING ACTIVITIES
Member's Contribution	11.925
INCREASE IN CASH AND CASH EQUIVALENTS	602

Cash and Cash Equivalents at Beginning of Period	(276)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$326

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income Taxes Paid	$-
Interest Expense	-

The accompanying notes are an integral part of these financial statements.

No assurance is provided as this is an unaudited financial statement.

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OPENING NIGHT ENTERPRISES

LLC NOTES TO THE FINANCIAL
STATEMENTS

September 30, 2019

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Opening Night Enterprises, LLC (the Company) was formed under the laws of the State of California on December 12, 2016 and started operations on January 1, 2017. The Company has adopted a December 31 calendar year end for reporting requirements.

2.	The Company was formed to create television programs that promote musical theater entertainment. The Company aims to blend television and certain mobile platforms with the musical theater industry, develop undiscovered creative teams and generate revenue in both television and live on stage realms.

3.	In general, revenue is recognized by the Company based on the public performance data for musical theater presentation and as services are performed for production costs.

4.	Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

5.	Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

6.	Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of September 30, 2019, there are no such leases.

7.	Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At September 30, 2019, the Company has no uninsured cash balances.

8.	Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense as of September 30, 2019.

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OPENING NIGHT ENTERPRISES,
LLC NOTES TO THE FINANCIAL
STATEMENTS

September 30, 2019

9.	Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

10.	Cash and Cash Equivalents, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

NOTE B-INCOME TAXES:

Opening Night Enterprises, LLC is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a $800 minimum tax.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities.

The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none as of September 30, 2019.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

16

OPENING NIGHT ENTERPRISES,
LLC NOTES TO THE FINANCIAL
STATEMENTS

September 30, 2019

NOTE C-RETIREMENT PLAN:

The Company currently does not sponsor a retirement plan for its employees

NOTE D-COMMITMENTS AND CONTINGENCIES:

As of the date of the financial statements, the Company has not signed office facility leases.

NOTE E-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC Topic 820, the following Summarizes the fair value hierarchy:

Level 1 Inputs-Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs-Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs-Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

As of September 30, 2019, there were no assets and liabilities measured at fair value.

IN THE OPINION OF MANAGEMENT ALL ADJUSTMENTS NECESSARY IN ORDER TO MAKE THE INTERIM FINANCIAL STATEMENTS NOT MISLEADING, HAVE BEEN INCLUDED.

17

EXHIBITS

Index to Exhibits

Certificate of Incorporation

Subscription Agreement

Plan of acquisition, reorganization, arrangement, liquidation or succession
(Found in Plan of Operations in Offering Circular).

Escrow Agreement.

Consent of Independent Auditor.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opening Night Enterprises LLC

By:	/s/ Charles Jones
Charles Jones
Chief Executive Officer

Date:	November 27, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Charles Jones
By:
Charles Jones
Chief Executive Officer and Director
Date:	November 27, 2019

/s/ Charles Jones
By:
Charles Jones
Chief Financial Officer, Principal Accounting Officer
Date:	November 27, 2019

/s/ Regina Dowling
By:
Regina Dowling Managing Member

Date:	November 27, 2019

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